EXHIBIT 12.1


COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands)

                                                                                                                       Six months
                                                                                    Years ended January 31,               ended
                                                                           1999     2000     2001     2002     2003   July 31,2003TM
                                                                           ----     ----     ----     ----     ----   ------------

Pre-tax (loss) income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from
equity investees                                                           (6,364) (14,634) (29,689) (15,304)  21,823  (1,313)

Fixed charges:
       Interest expensed                                                      364      153       19        8        1     100
       Amortized premiums, discounts and capitalized expenses related to
         indebtedness                                                           0        0        0        0        0      12
       Estimate of interest within rental expense                              11       29      321      854    1,088     654 A
       Preferred stock dividend requirements of consolidated subsidiaries       0        0        0    3,074    2,252   1,688 B
                                                                            ------  -------  -------  -------  ------- -------

       Total fixed charges                                                    375      182      340    3,936    3,341   2,454
                                                                            ======  =======  =======  =======  ======= =======

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus
fixed charges, less preferred stock dividend requirements of consolidated   (5,989 )(14,452) (29,349) (14,442) 22,912    (547)
                                                                            ======  =======  =======  =======  ======= =======


RATIO OF EARNINGS TO FIXED CHARGES                                            --      --       --       --        6.9      --
                                                                            ======  =======  =======  =======  ======= =======
                                                                              a       b        c        d                e



     a Due to Alloy's loss for the year ended January 31, 1999, the ratio coverage was less than 1:1. Alloy would have needed to must generate additional earnings of $6,364 to achieve a coverage of 1:1.

     b Due to Alloy's loss for the year ended January 31, 2000, the ratio coverage was less than 1:1. Alloy would have needed to generate additional earnings of $14,634 to achieve a coverage of 1:1.

     c Due to Alloy's loss for the year ended January 31, 2001, the ratio coverage was less than 1:1. Alloy would have needed to generate additional earnings of $29,689 to achieve a coverage of 1:1.

     d Due to Alloy's loss for the year ended January 31, 2002, the ratio coverage was less than 1:1. Alloy would have needed to generate additional earnings of $18,378 to achieve a coverage of 1:1.

     e Due to Alloy's loss for the six months ended July 31, 2003, the ratio coverage was less than 1:1. Alloy must generate additional earnings in the subsequent six months of $3,001 to achieve a coverage of 1:1.


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